Filed by Abbott Laboratories
(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mylan Inc.
(Commission File No: 1-9114)

Investor Call Script

July 14, 2014

Abbott Laboratories announces sale of non-U.S. developed markets specialty and branded generics business to Mylan Inc.

Corporate Participants

Miles White, Abbott Laboratories - Chairman of the Board, Chief Executive Officer

Tom Freyman, Abbott Laboratories - Executive Vice President, Finance, Chief Financial Officer

Brian Yoor, Abbott Laboratories - Vice President, Investor Relations

Conference Call Participants

Mike Weinstein, JP Morgan - Analyst

Larry Biegelsen, Wells Fargo Securities - Analyst

David Lewis, Morgan Stanley - Analyst

Rick Wise, Stifel Nicolaus - Analyst

David Roman, Goldman Sachs - Analyst

(Operator Instructions) Good morning and thank you for standing by. Welcome to Abbott’s conference call to discuss the sale of its developed markets branded generics pharmaceuticals business to Mylan. This call is being recorded by Abbott. With the exception of any participants’ questions asked during the question-and-answer session, the entire call, including the question-and-answer session, is material copyrighted by Abbott. It cannot be recorded or rebroadcast without Abbott’s expressed written permission.

I would now like to introduce Mr. Brian Yoor, Vice President, Investor Relations.

Brian Yoor, Abbott Laboratories

Good morning and thank you for joining us for this special conference call to discuss Abbott’s sale of its developed markets branded generics pharmaceutical business to Mylan, which we announce this morning. Joining me on today’s call will be Miles White, Chairman of the Board and Chief Executive Officer, and Tom Freyman, our Executive Vice President, Finance and Chief Financial Officer.

Miles will provide some brief remarks regarding today’s transaction, and then we will take any questions you may have. We have about 30 minutes for today’s call and to address any questions related to this announcement.

Before we proceed, let me quickly remind you that some statements made today may be forward-looking for purposes of the Private Securities Litigation Reform Act of 1995, including the expected timing of completion of the transaction and anticipated future financial and operating performance and results. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological, and other factors that may affect Abbott’s operations are discussed in Item 1A, Risk Factors, to our annual report on Securities and Exchange Commission Form 10-K for the year ended December 31, 2013.

Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. In addition, please see our news release issued today for additional disclosures related to this morning’s announcement to sell our developed markets branded generics pharmaceutical business to Mylan.

I will now turn the call over to Miles.

Miles White, Abbott Laboratories

Thanks, Brian. Good morning. This morning we announced an agreement to sell our developed markets branded generics pharmaceutical business to Mylan. Our branded generics business operates entirely outside of the US, with the developed markets portion consisting of approximately $2 billion in sales generated in Europe, Canada, Japan, Australia, and New Zealand.

The transaction this morning is one of several we have announced since our first-quarter earnings call in April, as we actively shape our Company for the long term.

In the last few years we have seen an evolution in the pharmaceutical industry in developed markets, as governments have been impacted by slower economic growth and budget constraints, which has affected healthcare spending. This has led to an environment for branded generic pharmaceuticals that now, more than ever, requires scale and breadth of product portfolio to be successful in these geographies.

As we reviewed potential strategic alternatives for this business in light of the market evolution, we knew that selling it was only an option if we could find the right owner for it, the right circumstances, etc., and we found that in Mylan. As a global leader in generic and specialty pharmaceuticals, Mylan is well positioned with its global scale and capabilities to succeed with this business over the long term.

And I want to stop here for just a moment and compliment the Mylan leadership team, Rob Coury, Heather Bresch, and their management teams. We have had obviously a rapid process here over the last few months; we’ve had a fair amount of personal involvement at the top. I have spent a lot of time with Rob.

The companies are very well aligned. I really like Mylan’s strategy and, as at least temporary shareholders of the future, I like what they’re doing and I believe in what they’re doing, and I think this is a really good fit for our developed markets pharmaceutical business.

So I think this process was good. It came to a good outcome for both parties, and I think it’s truly a win-win all the way around.

As for Abbott, we will retain and have been increasing our investment in our branded generics business in emerging geographies, where evolving demographics and increasing patient access to healthcare are driving sustainable growth. Consumers in these markets generally pay out-of-pocket for healthcare and are seeking reliable and trusted brands. This portion of our branded generics business generated sales of almost $3 billion in 2013 and is expected to grow in the upper single to double digits.

We have been actively strengthening and shaping our business in emerging geographies, including the announcements we made to acquire CFR Pharmaceuticals in Latin America and Veropharm in Russia. These acquisitions will broaden and deepen our long-established business operations in both of those regions, bringing us complementary product portfolios that are well aligned with our therapeutic areas of focus and in-region manufacturing capabilities.

Regarding the financial impact of this morning’s announcement, in exchange for our developed markets branded generics business Abbott will receive equity in a newly formed entity that will become a publicly traded company comprised of Mylan and Abbott’s developed markets portfolio. Based on Mylan’s closing stock price last Friday, this is valued at $5.3 billion.

Upon closing, which is expected in the first quarter of 2015, we’d expect this transaction to positively impact Abbott’s sales and ongoing EPS growth rates. All else being equal, we would expect our sales growth rate to be 100 basis points higher and our ongoing net income growth rate to be in excess of 200 basis points higher.

The ongoing net income associated with the developed markets branded generics business is expected to be approximately $0.22 a share from continuing operations in 2015, subject to offsets like CFR, etc. The earnings from this business will be reflected as discontinued operations in our income statement beginning in the third quarter.

And while we have a very positive view toward Mylan’s stock we do not expect to be a long-term shareholder in Mylan. We have a number of choices and possibilities, given our strong balance sheet and ability to redeploy the net proceeds from the sale of Mylan shares over time.

As we move forward to continue to build Abbott for higher growth, it’s our expectation to further offset the short-term P&L impact from this transaction with opportunities that would be accretive to earnings. And while we can’t perfectly time our transactions to shape our company, the acquisition of CFR Pharmaceuticals announced less than 2 months ago was our first step toward achieving this, as that transaction is expected to be approximately $0.07 accretive to ongoing EPS in 2015.

While we continue to execute on the substantial organic growth opportunities in our businesses, the transactions we have announced over the last several weeks are examples of how we will continue to shape Abbott for sustainable long-term growth, certainly in EPD and across the company. We will talk more about our business performance on our second-quarter earnings conference call on Wednesday.

In the meantime we will focus today on just this transaction, and we’ll now take any questions that you have on today’s announcement.

(Operator Instructions) Mike Weinstein, JP Morgan.

Mike Weinstein, JP Morgan

Thank you. And first off, Miles, congratulations. It certainly does look like a good deal for both companies.

Let me ask you, just as we’re going through this process of repositioning the portfolio for faster growth, on the transformation of EPD. So you have done CFR, Veropharm, and now you are selling the developed markets piece.

Do you have the pieces in place that you want to have or expect to have for that business? Or should we expect additional activity at EPD?

Then the second question is obviously you’re aware of the amount of activity that has been going on in the broader healthcare space. Your pharma spin is now pursuing an inversion through Shire. Can you just talk about your receptivity or interest in that type of transformative transaction for Abbott? Thanks.

Miles White, Abbott Laboratories

Okay, let me take the first one. You know, it’s our intent to keep building all of our businesses; but I think, if I focus just for a moment on EPD and the emerging markets, what we know there, Mike, is there are certain geographies that are very attractive, given their demographics, their market conditions, etc. And I think we’ve targeted what we think are the appropriate geographies globally where we can be successful and where the market conditions are right, etc.

So in those countries we also want to have large and credible positions to build strong positions in those markets. And in some places like Russia, India, and other places we have added to the size of our portfolio. And I would say over time I wouldn’t be surprised if we found more opportunities to enhance or build our positions.

But again, all of these things are opportunistic. It depends on the circumstances. It depends on the property. It depends on value. It depends on a lot of things.

So I wouldn’t rule it out, but I wouldn’t exclusively focus there either. There’s a number of places that I also think we’re tracking and watching and have some strategic intent with. But at the end of the day you do have to have things that strategically fit our businesses in the company, whether it be in medical devices or even diagnostics or something else.

There’s parts of our business where I’d say we don’t really need more M&A activity. So it would have to be certainly opportunistic. I think EPD could continue to benefit; I think the device businesses could continue to benefit.

But you know, the minute I say something like that, some opportunity is going to come up in nutritionals that I haven’t foreseen. And yet we’ll be prepared to respond appropriately if it fits strategically and from a value standpoint, etc.

So I wouldn’t rule it out, but I don’t think — I’d say this. I think EPD is well positioned going forward in the emerging markets where it’s going to focus and has been focused, and I think you can see that in the growth rates in those geographies. And if we can make that even stronger or broader I would, but we have got performance criteria we obviously want to meet there.

With regard to inversions, you know, it’s a different question. I think a lot of people misunderstand the purpose of inversion. It’s constantly characterized as reducing taxes, etc.

I would only point out that when a company inverts it still pays the same taxes in the United States that it paid before. It still pays the same taxes internationally that it paid before. There’s no change to the taxes.

The single biggest change is that a company or its shareholders have access to cash overseas upon which they have already paid taxes, that they can then distribute to their shareholders — which, by the way, it will be taxed again when distributed as dividends.

So in our case I look at our tax rates, and I look at our whole circumstance. And the only motivation for an inversion would be access to, let’s just call it buildups of cash over time.

And I think you have to weigh a lot of factors there. You have to weigh, first of all, strategic fit of whatever you do. You have to weigh the likelihood of any kind of tax reform that might allow a company its access to its overseas cash over time. I think there’s a number of considerations that way.

And while I would never say never to anything — literally anything — I can’t really give you a roadmap of expectation around what we may or may not do. I don’t look at it as a strategic imperative for us; I don’t look at is as a necessary must-do.

I think, as I have characterized on other calls, we don’t feel particularly constrained from a capital-allocation standpoint to sustain our dividend or appropriate levels of share buyback or M&A activity, etc., at least as far as we can see forward today. That being said, I think all of this gets evaluated in the context of what the longer-term scheme around tax reform in the US may be.

And I think that the attention that an inversion is getting is turning a spotlight on the US tax structure relative to the rest of the world, as it should. Because I think ultimately every company that is domiciled in the US would like a level playing field in terms of access to the capital that’s overseas that other companies around the world enjoy.

And at some point here I got to believe that our government and our Congress will address that thoughtfully and in a balanced fashion. There is my little political soapbox.

So at the end of the day, I wouldn’t rule out a lot of things, but I can’t say that you should somehow be waiting for a foot to drop here. Does that vaguely enough answer your question?

Mike Weinstein, JP Morgan

Let me ask one follow-up if I can. You commented this — when I asked the EPD question, you commented more on more likely to see activity in other businesses or things you might like to do. Can you just expand on that?

And particularly on the medical products side of the portfolio, how would you like to see that portfolio evolve? What would you like that business to look like maybe a year or two from now?

Miles White, Abbott Laboratories

Well, you know, I think in an ideal world I’d like to see more in our medical device business. I think our diagnostics business has great breadth and depth, and yet I can see some opportunities there where we could seriously broaden our position or our footprint.

But medical devices would be a priority for me. But that said, I don’t see a very robust group of opportunities out there either.

I don’t think there’s as many opportunities today — either small, medium, or large — as there were 5, 6, 7 years ago. So again, regardless of what my strategic desire may be, there also has to be the right fit and the right opportunities out there to enhance the business. And I think that’s more limited today.

With regard to EPD, I think there’s a lot of opportunities out there to broaden our footprints in key geographies and deepen our presence that I think are worthwhile. One of the things obviously we pay close attention to there is making sure that we’ve got the right diversity of geographic presence so we’re not over-indexed any one place and therefore over-vulnerable in any one place, currency or otherwise.

But you know, while I’d say there is still opportunity and still intent within the EPD business, and there is some intent and desire within medical devices, I don’t think there’s as much opportunity as there has been historically, which makes it — not more difficult, but it certainly requires us to be more patient and thoughtful about it.

Mike Weinstein, JP Morgan

Understood. I will let some others jump in. Thanks, Miles.

(Operator Instructions) Larry Biegelsen, Wells Fargo.

Larry Biegelsen, Wells Fargo

Good morning. Thanks for taking the questions and congratulations. I wanted to ask one of Miles and one of Tom.

Let me just start with — actually I will start with the Miles question. In the past, Miles, you have talked about deals in the $4 billion to $6 billion range being in the sweet spot. Is that still the case?

I mean, obviously you have done smaller deals. But what are the circumstances under which you would think about doing something significantly larger?

And I just had one follow-up for Tom after that.

Miles White, Abbott Laboratories

Well, I wouldn’t rule out something larger if the economics were right and the strategic fit was there. I don’t have some particular threshold where I say: Geez, bigger than that and I can’t do it.

It’s not that. It just happens to be where we’ve found a successful zone in terms of — often you guys will say to us: Gee, that doesn’t move the needle. One of my favorite expressions.

And I think investors want us to move needles. And whether we do it in a series of small or medium-size things or something that is significantly larger, I think the first question is: Do we have a path that will in fact move needles for our investors?

We’re here to manage this investment on behalf of our investors and the returns that they desire. So I wouldn’t rule it out; and I think it just depends on obviously strategic fit and then the economics. And the economics at the end of the day have to satisfy both sides.

So I think the simplest answer is never say never. If the economics are there, and we know what to do with it to extract the kind of economics our investors expect, then it’s a possibility.

Larry Biegelsen, Wells Fargo

All right. Actually I wanted to ask, Miles, one more question. I won’t ask Tom my question. I wanted to follow-up on one of Mike’s earlier questions.

You have done, Miles, a nice job reshaping EPD this year, and it would seem that the one remaining business that is not growing at the corporate rate is vascular. Obviously, I heard your comments earlier.

But how do you think about M&A in that area? It would seem to be hard to find something that is accretive to your top-line growth but also accretive to EPS. And I will drop; thanks.

Miles White, Abbott Laboratories

Well, as I commented, I think it’s a tougher search if you’re looking for that. You can look at the assembly or rollup of smaller potential opportunities of things in development and so on, some of which is out there. And you got to build a business, and it’s going to take some time.

And there is that possibility to bolt on, add on, expand, etc. We’re mindful of that. And I would just say — I guess I’d stop there. I’ve got a pretty good idea of the range of possibilities and what we’re interested in.

I wouldn’t limit it to just vascular. I think there’s opportunities for us in medical optics and other places to build our platforms and broaden our platforms.

But at the end of the day, I start with the fit. I don’t think — you shouldn’t expect me to run out and buy something overseas as an inversion that has no relation to our business unless I think I can manage it better than it’s being managed now.

I don’t know that — I suppose there could be a strategic intent in inversion. If you said: Well, geez, you might go acquire XYZ because it brings some inversion value to the company. Well, if I became convinced that that was valuable to us and added a fifth leg to the company, would I consider it? I think on our investors’ behalf I’d have to consider it.

But generally speaking I start with the strategic alignment with what we’re already doing in particular, and I don’t feel the pressure to invert. So it would have to be something that, combined, had great opportunity for us strategically and for inversion.

Everyone seems apologetic about inversions. I’m not. I think they make a lot of sense, and I think they make a lot of sense for a lot of companies, and I don’t think there is anything to apologize about.

But I think a lot of people misunderstand what inversion is all about. It’s about access to your capital that’s already had its taxes paid and not so much about ducking US tax, as people seem to think.

So in any case, your question was about devices and so forth, and I think you’re right. There is a more limited set. But it doesn’t keep me from looking and considering and thinking about what’s possible.

Larry Biegelsen, Wells Fargo

Thanks for taking the question.

(Operator Instructions) David Lewis, Morgan Stanley.

David Lewis, Morgan Stanley

Good morning. Miles — or for Tom as well — but just thinking about this transaction, our understanding is that the Mylan proceeds will be delivered in cash, which obviously should be residing overseas. Does that make it more likely in the next 6 to 12 months that you really think about further O-US transactions, just to monetize where that cash is going to be delivered?

Miles White, Abbott Laboratories

Well, first of all, the proceeds are delivered in stock. We’re going to be a Mylan shareholder for some period of time.

And as Rob Coury said on his call this morning, he’d love to have us as a long-term shareholder; and I think I’d like to be a long-term shareholder of Mylan. But the reality is Abbott is not in business to be the shareholder of another company.

So as much as I might like that, what Rob and I both understand is that, if Abbott were a longer-term shareholder of Mylan you guys would be constantly waiting for the next shoe to drop of — gee, what does that mean for Mylan, or what does that mean for Abbott? So at the end of the day I think the appropriate thing for us to do is to monetize the stock value that we will receive from Mylan and then decide what to do with that cash.

Now I have to tell you we could bring it back to the US, or we could decide that it’s not coming back to the US because there’s opportunities for it overseas. That’s something that Tom and I have yet to finally determine. I think we’ve got a lot of choices there, and we will finally determine it at some point here.

But I think there are some — we are always mindful of the balance of the deployment of our capital or the allocation of capital and whether that is dividends, share buyback, debt payoff, or M&A activity, etc. I think, depending on what kinds of opportunities exist that best optimize the value of those proceeds for our investors, we will decide where it goes.

I can tell you right now we have that choice. It’s not like we are stuck somewhere. We’re not stuck with it overseas.

And if we think there is an opportunity, whether it’s M&A or otherwise, or it’s a better choice to bring it to the US, well then we will. We can.

We have looked at all of those choices, and I think at the end of the day we’re in a very strong position from a balance sheet and cash standpoint here if we consider the transition of the Mylan stock to cash. We will be careful about the disposition of our Mylan stock when the time comes, because as a substantial shareholder even for a short time of Mylan we’re not going to want to do anything that might impact the value of that stock negatively at all.

So we will be extremely cautious, thoughtful, and careful about the disposition of the stock for both us and them and for the long-term health of that stock, because I believe in what they’re doing and I believe in the value. And none of us has any incentive to damage that value.

But at the end of the day we’re going to hold cash, and then we will decide what we are going to do because we can decide. And it could go either way, or even partly.

David Lewis, Morgan Stanley

And Miles, just a follow-up. We’re getting a lot of M&A questions obviously this morning, unsurprisingly. But just one, people looking at your historical M&A size interest. And I think you have said comments like this, as has Tom in the past, that culturally — and culture is the most important thing or one of the most important things for you.

And there has been a view that at some size level, whether that number is $6 billion, $7 billion, $8 billion, you start to be more concerned about cultural integration issues at Abbott. I mean, is there an artificial ceiling, or have your views on what the ceiling for M&A at Abbott should be, have those migrated or changed at all in the last 6 to 12 months? And do you worry that above $8 billion you start having significant cultural issues?

Miles White, Abbott Laboratories

I don’t worry about cultural issues. I think at the end of the day there are cultural differences in companies; no question about it. But I worry more about the ability to have impact on returns.

The larger a deal gets, you have to persuade yourself as a manager that you can do better than the cost of capital with that business, or do better with it than its current ownership does, in some fashion, whether it’s synergy — synergy from a cost standpoint, synergy from a marketshare/sales representation standpoint, breadth of brand, whatever the case may be. So the bigger a deal gets, I tend to think it gets harder and harder to economically justify that you can do better than the return that’s intrinsic to the deal and the price you pay.

Historically what I’ve seen is we can do really well, let’s call it $7 billion and below. And we haven’t yet been faced with a big choice above that, but if there were a choice above that — I’m just going to arbitrarily name a figure — say, double that size, I got to be convinced that we can deliver for our shareholders something better than just what we did day one buying the company.

There has got to be something we see, or we think we can manage, or we think we can lever. Because I think shareholders rightly would ask: What’s the role? You made the other shareholders wealthy buying the business; what about us? In owning it, are you going to run it better and earn a better return?

So I’m not as concerned about the cultural fit as I am the return and management fit and what we can do with it. Now that said, you’re right; sometimes cultures don’t mesh well. That can happen at any size.

We’ve done real well with culture fit and transitions out of larger corporations like Knoll or integration of a business like Guidant. That’s all gone very well for us historically, and we’ve had enough experience with that I think we know how to preserve what’s important in a given culture and still introduce that which is important from Abbott.

So I don’t see obstructions that way for us. I don’t see obstacles that way for us. It’s more about returns.

David Lewis, Morgan Stanley

Okay. Thanks so much.

(Operator Instructions) Rick Wise, Stifel.

Rick Wise, Stifel Nicolaus

Good morning, Miles. As I reflect on the last year a little bit, you’ve done everything pretty much you said you’d do. Nutritional has turned around and you’ve enhanced it with a couple deals. You’ve enhanced the emerging market piece with CFR, etc. You turned around and fixed the developed markets, and now have sold it in what cannot be an easy environment to make these deals happen.

I think it’s incredibly impressive. So you’ve done a lot of what you said you’d do.

Let me — instead of asking you about what M&A deal you’re going to do next, let me ask it another way and say: What are your priorities now as Chairman and CEO? Is it operational excellence? Is it further transactions? Where are you focused now?

Miles White, Abbott Laboratories

Well, I would say we are focused operationally to a large degree. We are focused on the pipelines of products being developed in a number of these businesses.

We’re going to be launching what I think is a fantastic product out of our diabetes care business this year in a couple of months in Europe. We’ve got quite a lineup of new systems in diagnostics going forward that I’m really excited about.

I mean, it’s unprecedented to have this many new systems and new products coming in a place like diagnostics, all in tight sequence. And while my own experience with the history of diagnostics is something — is always delayed a little bit, I think it’s a fabulous internal pipeline.

In our nutrition business — the R&D organization there has been more productive and prolific in the last 3 years than any time in its history. So I’d say: Look, internally, in terms of organic innovation, product creation, etc., I think that’s been really good. I think our operational excellence internally in terms of gross margin improvement has been really good.

I want to see better commercial execution worldwide out of our commercial teams. And I make no secret of that inside the company, that we know what things we want to improve, we know what market positions we want to improve. So I’d say a lot of commercial execution emphasis, a lot of building the brand emphasis, etc.

Now, having said that, it’s no secret there are some areas of the business we have got to pay more attention to strategically. Not so much because they are weak, but because they need new shots of life.

I would say vascular has been identified that way — or call it our medical device business. Mike properly calls it out, as do you and others, that that needs some focus. And I would say: Yes, we agree.

What we understood was we needed to get the base core group of businesses here properly aligned, and then build from that. I think what I would say is: Look, this is the last step that I’d see as getting to that core group of businesses.

Is there room to add to the company? Certainly. At the same time, we’ve got to make sure that all these businesses are operating organically well. You can’t just be a company of transactions, buy and sell.

When you’re in a shaping mode, you’re buying or selling or divesting, or whatever the case is. I would say in terms of shaping we’re at the point we want to be at with our existing businesses.

Does it mean I wouldn’t add more? No, it doesn’t mean that; I could add more, and I could add to existing businesses.

But you don’t add until you’ve got your operational focus and organic focus right. We’ve spent the last two years since the split with AbbVie putting a lot of emphasis on that internally. That doesn’t get a lot of external attention, obviously, because it’s not that visible; but we have put a lot there.

And I think it shows in our R&D pipelines in these businesses. It shows in what we’ve done with plants, where we’ve put plants, where we’ve invested. We can talk more about this on Wednesday, but frankly what we did with our nutrition business, particularly in China, with new plants, our joint venture with Fonterra on dairies and so forth — we’ve put a lot of the pieces in place for long-term success.

We want to execute that and deliver on the returns because, as we’ve said, the Company is all about durable growth. Our investors expect a double-digit bottom-line growth or better every year, and that is our identity, and so we structure ourselves for that.

And we don’t rely on transactions to do that; we’ve got to operate at that level as well. And then we can add transactions or businesses as they fit our strategic need, and we can run them that well.

So that’s kind of the plan, Rick. I’d say in terms of that core shaping, shaping now is adding. And more than that, it’s our execution in the geographies, the markets and the segments of the world that we want to participate in.

Rick Wise, Stifel Nicolaus

Let me just ask one quick follow-up, Miles. You all call out the $0.22 dilution, and then obviously CFR is an offset to that. Can you help us think through the options you have perhaps in further offsetting that dilution?

Obviously depending on the timing and price of the Mylan share sale. But I assume you’re going to focus on trying to minimize this dilution.

Miles White, Abbott Laboratories

Well, I’d start with separating this part of our established generics business has a natural arithmetic effect of demonstrating the growth in our other businesses. Because we’re going to have a higher growth rate on the top line, higher growth rate on the bottom line.

But overall our intent is to have this identity that is all growth and higher growth rates, and that’s what we’re focused on. I think the intent of what we’re trying to do here is clear.

We improved the performance of our branded generic European business to a point where — unfortunately it wasn’t declining nearly as much, but we needed more scale. We just needed more scale in that business and a lot more breadth.

And I think combined with Mylan it will have that. I frankly agree with everything they had to say on their phone call this morning, that they are going to be able to do even better with it.

And I think the critical mass in the various geographies is what’s going to allow them to do that. But I’m not sure how else to answer that for you.

Rick Wise, Stifel Nicolaus

Okay, thank you.

(Operator Instructions) David Roman, Goldman Sachs.

David Roman, Goldman Sachs

Thank you and good morning. I just had one quick clarification, I guess for Tom, regarding the potential sale of the Mylan stake. Are there any specific lockup periods or holding parameters that you have around that stock? Or are you at free will to sell, as any investor would be, post the completion of the transaction?

Tom Freyman, Abbott Laboratories

Yes. We have a lot of flexibility, pretty much at free will. There’s no lockup. As you see in all of these transactions, there is the scenario where, if something is happening strategically within Mylan, they do have an opportunity to delay for reasonable periods of time our ability to sell; but only for good common-sense business reasons. So we have a fair amount flexibility.

But obviously we’re going to time this very carefully. We are a shareholder of the company. We want the stock to perform well, and we’re going to do whatever we do in a very orderly way.

Miles White, Abbott Laboratories

I would add to that there are some restrictions that frankly I would adhere to whether they were restrictions in a contract or not. Because while Mylan would clearly like to be protected, so that its stock price is protected from any sale we might do, as a shareholder I totally agree. So whether it’s a restriction in writing or restriction because of good common sense, there is no lack of alignment between us and Mylan about when or how or in what manner we ultimately exit their stock.

And I think that’s going to be true no matter what. So while there isn’t technically a lockup, we’re pretty tightly aligned on what that means. And I think the intent and spirit of protecting both sides has been well handled in the way the agreement is described.

David Roman, Goldman Sachs

Okay, that’s helpful. Maybe just a follow-up for Miles, just more broadly on the emerging markets EPD business. As we try to put into context the sale today, the acquisition of CFR, and the acquisition of Veropharm in Russia, should we look at all these individual pieces as independent building blocks?

And what opportunity is there to leverage some of the products you already have or channels that you have to cross-sell through some of the geographies that exist today, whereby all the deals and divestitures you’re doing — it’s one plus one, minus one, somehow ends up equaling sort of three in the end?

Miles White, Abbott Laboratories

Yes, I’ll tell you what, we’re always looking for that and that’s our intent: to take a lot of the products for example that we have in India to other markets through our registrations which we do. And we do that across borders where we can, in general.

I would also tell you, though, that it tends to be a very regional business. It tends to be a very regional or if not country-specific geographic business, either because of brands or manufacturing or preferences in local law or established positions of the business and so forth.

So there are opportunities for us to take products across boundaries, and we do. So there are synergies that way, positive commercial synergies.

At the same time it’s like that within geographies. I can tell you that in combining Abbott and CFR in Latin America, we got synergies going both ways there commercially that are good. So we’ll obviously put those businesses together and have a stronger position in each of the countries in Latin America.

Whether or not there’s products that we might take elsewhere in the world I think remains to be seen. We don’t have possession of the business yet. I mean, we obviously know a lot about it, but I think those opportunities exist.

And our partnership with Zydus and others in India allows us to take products other places. I mean, frankly, it’s possible we could have arrangements like that with Mylan to source products from them and take them a number of places elsewhere geographically.

So we’re always looking to lever our product lines across boundaries; but I would tell you that on top of that we have to be very strong regionally, and regionally means often we have to manufacture within those countries as well. And we do.

David Roman, Goldman Sachs

Got it. Thank you. I look forward to a more complete update on Wednesday.

Brian Yoor, Abbott Laboratories

Okay, that concludes the time we have for the call today. So thank you, operator, and thank you for all your questions. And that concludes our conference call.

A replay of this call will be available after 12:00 PM Central Time today on Abbott’s Investor Relations website at www.abbottinvestor.com, and after 12:00 PM Central Time via telephone at 203-369-0761, pass code 7622. The audio replay will be available until 4:00 PM Central Time on July 28. Thank you for joining us today.

(Operator Instructions) Thank you. This does conclude today’s conference. You may disconnect at this time.

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This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,”

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Additional Information and Where to Find it

In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect a special meeting of its shareholders to be convened to approve the Transaction.  The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S DEVELOPED MARKETS PHARMACEUTICAL BUSINESS, MYLAN AND THE TRANSACTION.

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